Board of Management

Vedior

RECEIVED

2004 JUN -8 A 10: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

04035110

Amsterdam, 28 May 2004

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201

Vedior

Amsterdam, The Netherlands

Shareholder distribution for 2003

For immediate release on 25 May 2004

Vedior will make a distribution from its reserves of € 0.16 per (certificate of) ordinary share to shareholders of record on 11 May 2004. Holders of (certificates of) ordinary shares could elect to receive this distribution in stock or in cash by notifying their bank or broker by 25 May 2004.

On the basis of the average share price on Tuesday 25 May 2004 (€ 11.72), one (certificate of) ordinary share will be distributed as payment for every 70 ordinary shares or certificates thereof. Both the payment in cash as well as the payment in stock will be made on 1 June 2004.

Notes to Editors:
Vedior is one of the world's leading staffing companies. The Group operates in 35 countries with a network of 2,243 offices worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services through distinct brand names targeting specific sectors including traditional administrative/light industrial sectors and specialist sectors such as information technology, healthcare, accounting, engineering and education. We offer temporary staffing, permanent placement and other employment-related services.

For further information, please contact:
Jelle Miedema, Company Secretary +31 (0)20 573 5609